BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Ballad Ventures Ltd. (the "Issuer")
(formerly Ballad Enterprises Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Annual General Meeting;

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2001 with relevant Quarterly report on BC Form 51-901F

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with relevant Quarterly report on BC Form 51-901F.

8/19

D. Copies of BC Forms 45-902F filed with the British Columbia Securities Commission.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com

July 31, 2002

COPY

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

ACKNOWLEDGED RECEIPT THIS
____ DAY OF __________, 20____

BY: ____________________

Dear Sirs:

Re: **Ballad Ventures Ltd. (the "Issuer")**
(formerly Ballad Enterprises Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 10, 2002:

A. Annual General Meeting;

- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2001 with relevant Quarterly report on BC Form 51-901F

C. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended March 31, 2002 with relevant Quarterly report on BC Form 51-901F.

D. Copies of BC Forms 45-902F filed with the British Columbia Securities Commission.

E. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

F. Copies of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BALLAD VENTURES LTD.

(formerly Ballad Enterprises Ltd.)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Members of Ballad Ventures Ltd. (hereinafter called the "Company") will be held at the offices of the Company at *501 - 905* West Pender Street, Vancouver, British Columbia on June 28, 2002 at the hour of ten o'clock in the forenoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2001, and the report of the auditor thereon;

(b) To re-appoint *Amisano Hanson, Chartered Accountants*, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year; and

(e) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, *Sundays and Holidays) before the time fixed for the Meeting.*

DATED at the City of Vancouver, in the Province of British Columbia, the 3rd day of June, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
ANTHONY J. BERUSCHI
President

BALLAD VENTURES LTD.

(formerly Ballad Enterprises Ltd.)
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JUNE 3, 2002 FOR THE ANNUAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 28, 2002.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Ventures Ltd. (the "Company") for use at the Annual General Meeting of Members to be held on June 28, 2002 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on December 20, 2001 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT *IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY* IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 21, 2002 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 8,820,666 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board of Directors had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Anthony J. Beruschi Vancouver, BC President, C.E.O. Director	President, Ballad Ventures Ltd.; Barrister & Solicitor	June 30, 1994 to date	551,441[1]
Raymond W. Roland Vancouver, BC Chief Financial Officer and Director	Financial Consultant; President, Auterra Ventures Inc.; Previously Senior Manager, Western Canada, Royal Bank of Canada	March 31, 1997 to date	1,060,350[1]
Brian Harris Richmond, BC Vice President, Technology and Director	Principal and Director of DataPower USA Inc.	June 6, 2000 to date	Nil

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

[1] Holdings as of the date of this Information Circular, June 3, 2002, as of which date the issued number of shares of the Company is 10,820,666 shares.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee.

Anthony J. Beruschi, Raymond W. Roland and Brian Harris are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Anthony J. Beruschi became the President and Chief Executive Officer of the Company on November 9, 1995. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ending December 31, 1999, 2000 and 2001, being the three most recently completed financial years. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Securities Under Option/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
ANTHONY J. BERUSCHI President and C.E.O.	2001 2000 1999	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 568,000[1] 350,000[2]	Nil Nil Nil	Nil Nil Nil	$44,732[3] 120,189[3] 60,008[3]

[1] Number on a pre-consolidation basis. On November 16, 2001 the Company consolidated its share capital on a three for one basis. Of these options, 220,000 incentive stock options exercisable for a period of two years at an exercise price of $0.38, were granted to 1601 – 1188 Quebec Street Ltd., a private company wholly-owned by Mr. Beruschi. The market price at the time of the grant was $0.38. The remaining 348,000 incentive stock options, exercisable for a period of two years at an exercise price of $0.41, were granted to Mr. Beruschi directly. The market price at the time of the grant was $0.51. Subsequent to the most recently completed financial year, all of these options expired without exercise.

[2] Number on a pre-consolidation basis. On November 16, 2001 the Company consolidated its share capital on a three for one basis. These 350,000 incentive stock options exercisable for a period of two years at an exercise price of $0.30, were granted to Vancouver Athletic Club Ltd., a private company wholly-owned by Mr. Beruschi. The market price at the time of the grant was $0.30.

[3] Legal fees, related disbursements, interest and consulting fees paid or accrued to Mr. Beruschi or private companies or firms of which Mr. Beruschi is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve 10% of the issued Treasury shares of the Company for issuance to Directors and Key Employees

pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony J. Beruschi	Nil	N/A	189,333 (Exercisable)[1]	Nil (Exercisable)

[1] Subsequent to the financial year ended December 31, 2001, all of these options expired without exercise.

On May 8, 2002, subsequent to the most recently completed financial year, options to purchase 280,000 common shares of the Company's capital stock at a price of $0.10 per share were granted to a British Columbia non-reporting company wholly-owned by the Named Executive Officer. The market price at the time of the grant was $0.10 per share.

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended December 31, 2001 or the current financial year in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance at board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial

year.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2001.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	282,999 (Exercisable)[1]	Nil (Exercisable)

[1] Subsequent to the financial year ended December 31, 2001, all of these options expired without exercise.

On May 8, 2002, subsequent to the most recently completed financial year, options to purchase 320,000 common shares of the Company's capital stock at a price of $0.10 per share were granted to non-executive Directors. The market price at the time of the grant was $0.10 per share.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk"), whereby Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2001.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of Amisano Hanson, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or

indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2001

Other Related Party Transactions

During the financial year ended December 31, 2001, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. $25,567 was accrued to Anthony J. Beruschi, President and a Director of the Company, in interest.
2. $19,165 was paid or accrued to Beruschi & Company, a law firm of which Anthony J. Beruschi, President and a Director of the Company, is principal, for legal fees and related disbursements.
3. $36,000 was paid or accrued to Roland Financial Services Ltd., a private company wholly-owned by Raymond Roland, a Director of the Company, for consulting fees.
4. $29,025 was paid or accrued to Winston Resources Ltd., a private company formerly owned by Anthony J. Beruschi, President and a Director of the Company, for accounting fees.
5. $16,862 was paid or accrued to Winston Resources Ltd., a private company formerly owned by Anthony J. Beruschi, President and a Director of the Company, for office and miscellaneous expenses.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 3rd day of June, 2002.

BALLAD VENTURES LTD.

"Anthony J. Beruschi"
Anthony J. Beruschi
Chief Executive Officer and Chief Financial Officer

82-4000

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.) (THE "COMPANY") FOR THE ANNUAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON JUNE 28, 2002.

The undersigned, a registered Member of the Company, hereby appoints Anthony J. Beruschi, or failing him, Raymond Roland, both Directors of the Company, or instead of either of them ____________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual General Meeting of the Members of the Company to be held on June 28, 2002 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the re-appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) ANTHONY J. BERUSCHI: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RAYMOND W. ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) BRIAN HARRIS: FOR ( ) OR WITHHOLD FROM VOTING ( )

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters

which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE ANNUAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Anthony J. Beruschi or Raymond Roland, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ________

DATED this _____ day of _________________, 2002.

82-4000

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **BALLAD VENTURES LTD.**

The undersigned certifies that he/she is the owner of securities of Ballad Ventures Ltd. (formerly Ballad Enterprises Ltd.) (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2002.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.



British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901 F
(previously Form 61)

02 AUG 15

Freedom of Information and Protection of Privacy Act The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. C) questions about the collection or use of this information can be directed to the Supervisor Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*

Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown: the total for "miscellaneous" should not exceed 30% of the total for a material classification.

Breakdowns are required for the year-to-date period only

Breakdowns are not required for comparative periods.

Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*

Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*

Provide the following information for the year-to-date period:

(a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and

(b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*

Provide the following information as at the end of the reporting period:

(a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and

(b) number and recorded value for shares issued and outstanding

(c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and

(d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*

(a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51-901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51-901 F. A cover page to the schedules titled BC Form 51-901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER		FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
BALLAD VENTURES LTD. (formerly Ballad Enterprises Ltd.)		March 31, 2002	02/05/30
ISSUER'S ADDRESS # 501 – 905 West Pender Street			
CITY/PROVINCE Vancouver BC	POSTAL CODE V6C 1L6	ISSUER FAX NO. (604) 669-5886	ISSUER TELEPHONE NO. (604) 682-7159
CONTACT PERSON Anthony Beruschi	CONTACT'S POSITION Director		CONTACT TELEPHONE NO. (604) 682-7159
CONTACT EMAIL ADDRESS info@balladnet.com	WEB SITE ADDRESS N/A		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"Anthony J. Beruschi"	ANTHONY BERUSCHI	0 2 0 5 3 0
"Raymond W. Roland"	RAY ROLAND	0 2 0 5 3 0

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd)
QUARTERLY REPORT
for the period ended March 31, 2002

Schedule A. Financial Statements
- See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs for the current fiscal year to date:

   General and administrative expenses
   - See consolidated financial statements attached

2. Related party transactions:
   - See Note 3 to the consolidated financial statements attached

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the period:

   a) Description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion
      - See Note 2 to the consolidated financial statements

   b) *Number and recorded value for shares issued and outstanding*
      - See Note 2 to the consolidated financial statements

   c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
      - See Note 2 to the consolidated financial statements

   d) Number of shares in each class of shares subject to escrow or pooling agreements
      - Nil

5. List the names of the directors and officers:

   Anthony Beruschi, Director, CEO and President
   Raymond Roland, Director, CFO and Corporate Secretary
   Brian Harris, Director and Vice President, Technology
   Andre Pauwels, Vice President, Exploration

Schedule C: Management Discussion
- See attached.

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
QUARTERLY REPORT
for the period ended March 31, 2002

Schedule C: Management Discussion

RESULTS OF OPERATIONS

The Issuer conducts natural resource exploration and development operations with interests in base and precious metal exploration and development properties in Peru. The Issuer is also actively reviewing business opportunities in the emerging technology business sector, particularly internet-based investment opportunities. The Issuer does not have properties, which are in production, and consequently, The Issuer does not have operating income or cash flow from its resource operations. The Issuer does not currently hold any interests in a technology business.

For the quarter ended March 31, 2002, Ballad incurred a net loss of $68,100 ($ 0.01 per share), as compared to a loss of $107,735 ($ 0.01 per share) for the comparative period in 2001. Ballad continues to review the technology sector for possible internet/security business opportunities. Ballad does not currently hold any interests in technology business.

RESOURCE PROPERTIES

As at December 31, 2001, The Issuer held interests in two resource properties in Peru, the Roberto and Freddy properties in the Peruvian province of Huancaveilea. These property areas were acquired with other property areas from TVX Gold Inc. in 1997.

Subsequently, because of market conditions and increased carrying costs associated with increased fees payable to the Peruvian government *The Issuer has written off the balance of its Peruvian* properties and allowed these property areas to lapse in June 2001. In March, 2001 The Issuer entered into a memorandum of understanding with Cominco Peru ("Cominco") whereby Cominco may earn up to a 65% interest in the Roberto and Freddy property areas by making cash payments totalling US $ 240,000 and incurring cumulative exploration expenditures of $ 650,000 US. This agreement is still in full force and effect.

MANAGEMENT

Messrs. A. Beruschi, R. Roland and B. Harris are directors of Ballad. Mr. Beruschi is the President and Chief Executive Officer. Mr. A. Pauwels is Vice-President of Exploration.

INVESTOR RELATIONS

The Issuer entered into an agreement with Inova Financial Corporation to provide investor relation services commencing July 9, 2001 at a monthly remuneration of $2,500.00.

RELATED PARTY TRANSACTIONS

For the quarter ended March 31, 2002, the Issuer incurred $16,397 in related party transactions, as compared to $18,775 for the comparative period in 2001. Related party transactions are described in Note 7 to the financial statements.

OUTLOOK

The Issuer remains active in natural resource exploration and maintains an interest in the Roberto and Freddy property areas in Peru. Exploration is proceeding on these properties by Ballad's joint venture partner, Teck Cominco.

Subsequent to year-end, with precious metals markets improving significantly, Ballad recently entered into negotiations to reacquire in interest in the Las Princesas property in North Central Peru. This property is located approximately 5 kilometres from Barrick's recently announced discovery on their Alto Chicama property. Barrick announced 3.5 million ounces of gold in inferred resources of 61 million tons grading 0.057 ounces per ton based on widely spaced drilling.

The Las Princesas was held under option from Peruvian owners by Ballad and explored extensively in 1997-98. Exploration included a total of 1077 m of percussion drilling in 8 shallow holes in 1998. Ballad's work outlined an outcropping high sulphidation-alteration system with anomalous values of gold, silver, copper, lead and zinc. Drilling intercepted intervals with anomalous gold values over 0.2 g/t gold in all eight holes. The results included hole RC-98-04: 0.33 g/t gold, 4.5 g/t silver and 0.46% copper over 52.5 m from 48m to 100.3 m, the end of the hole.

LIQUIDITY

As at March 31, 2002 the Issuer had a working capital deficiency of $127,018. Management anticipates the raising of additional funds subsequent to March 31, 2002 which will enable the Issuer to fund ongoing operations.

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 and 2001

(Unaudited – Prepared by Management)

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED BALANCE SHEETS
March 31, 2002 and December 31, 2001
(Unaudited – Prepared by Management)

ASSETS	2002	2001 (Audited)
Current		
Cash	$ 4,178	$ 8,976
Marketable securities	6,000	6,000
Accounts receivable	14,495	11,650
Prepaid expenses	1,167	1,167
	25,840	27,793
Capital assets	5,754	6,143
Resource properties	8,982	8,982
	$ 40,576	$ 42,918
LIABILITIES		
Current		
Accounts payable – Note 4	$ 152,858	$ 84,100
Long-term debt	821,748	909,748
	974,606	993,848
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 2	9,968,152	9,968,152
Share subscriptions – Note 2	100,000	15,000
Deficit	(11,002,182)	(10,934,082)
	(934,030)	(950,930)
	$ 40,576	$ 42,918

APPROVED BY THE DIRECTORS

"Anthony J. Beruschi", Director *"Raymond W. Roland"*, Director

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	2002	2001
Administrative Expenses		
Accounting and audit	$ 3,000	$ 2,000
Amortization	389	556
Consulting fees – Note 3	7,500	10,750
Filing fees	3,000	465
Interest – Note 3	8,074	17,342
Legal – Note 3	735	10,843
Management fees	7,500	7,500
Office and miscellaneous – Note 3	1,769	14,476
Rent	9,300	9,300
Salaries	8,842	12,990
Shareholder communication	15,750	15,750
Transfer agent	621	634
Travel and promotion – Note 3	1,620	590
Loss before other	68,100	103,196
Other		
Resource property investigation costs	-	4,539
Net loss for the period	68,100	107,735
Deficit, beginning of period	10,934,082	10,618,246
Deficit, end of period	$ 11,002,182	$ 10,725,981
Loss per share	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2002 and 2001
(Unaudited – Prepared by Management)

	2001	2000
Operating Activities		
Net loss for the year	$ (68,100)	$ (107,735)
Add (deduct) items not affecting cash:		
Amortization	389	556
	(67,711)	(107,179)
Changes in non-cash working capital balances related to operations:		
Accounts receivable	(2,845)	22,329
Prepaid expenses	-	(1,125)
Accounts payable	(19,242)	74,906
	(89,798)	(11,069)
Financing Activity		
Share subscriptions received	85,000	
Increase (decrease) in cash during the period	(4,798)	(11,069)
Cash, beginning of period	8,976	23,008
Cash, end of period	$ 4,178	$ 11,939

SEE ACCOMPANYING NOTES

BALLAD VENTURES LTD.
(formerly Ballad Enterprises Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002 and 2001
(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the company's annual December 31, 2001 audited financial statements.

Note 2 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 1999 and 1998		16,165,456	8,767,331
For cash:			
- pursuant to the exercise of options	– at $0.30	1,421,545	426,462
	– at $0.41	30,000	12,300
- pursuant to the exercise of warrants	– at $0.29	760,000	220,400
- pursuant to a private placement	– at $0.22	1,590,909	350,000
Pursuant to debt settlements	– at $0.30	99,255	29,777
Pursuant to debt settlements	– at $0.41	394,835	161,882
		20,462,000	9,968,152
Share consolidation (1 for 3)		(13,641,334)	
Balance, December 31, 2001 and March 31, 2002		6,820,666	9,968,152

As at march 31, 2002 the Company had received $100,000 for share subscription totaling 2,000,000 shares. Subsequent to the above the share were issued increasing the Company's total shares outstanding to 8,820,666 shares and increasing Share Capital from $9,962,152 to $10,968,152.

Private placement
On January 21, 2002, the Company completed a private placement of 2,000,000 units at $0.05 per unit. Each unit consists of one common share and one one-year share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until February 15, 2003 as to 400,000 units and until February 16, 2003 as to 1,600,000 units. The total private placement proceeds of $100,000 has been received by the Company.

Note 2 Share Capital – cont'd

Commitments

Share Purchase Warrants - Nil

Stock-based Compensation Plan

The company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2002 and December 31, 2001 is presented below:

	March 31, 2002	
	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2001	597,367	$1.20
Granted	-	
Exercised	-	
Expired/cancelled	(323,367)	1.16
Options outstanding and exercisable at March 31, 2002	274,000	$1.23

The following table summarizes information about stock options outstanding at March 31, 2002:

Range of Exercise Price	Number Outstanding at March 31, 2002	Weighted and Average Remaining Contracted Life
$1.23	274,000	0.08 years
	274,000	

Note 3 Related Party Transactions

During the period ended March 31, 2002, the company incurred the following costs charged by directors of the company and companies controlled by directors of the company:

	2002	2001
Consulting fees	$ 7,500	$ 9,000
Interest	8,074	5,921
Legal	734	2,909
Office	10	355
Travel and promotion	79	590
	$ 16,397	$ 18,775

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At March 31, 2002, accounts payable includes $5,177 (2001: $408,726) due to directors of the company and companies controlled by directors of the company.

At March 31, 2002, long-term debt includes $534,552 (2001: nil) due to directors of the company and companies controlled by directors of the company

Note 4 Long-term Debt

On December 31, 2001, the Company entered into debt deferral agreements with certain of its creditors. Under the terms of the agreements, the creditors agreed to defer payment on the balances outstanding at September 10, 2001 to March 19, 2003. The creditors have also agreed to continue supplying goods and services at normal costs until September 30, 2002 with such amounts to be added to the debts deferred for payment until March 19, 2003. The debts are interest free until March 19, 2003.

On January 14, 2002, the Company entered into a debt settlement arrangement with another creditor. Under the terms of this agreement, the creditor agreed to defer payment of the settlement amount of $125,000 until January 15, 2004. The settlement has been accounted for during the fiscal year ended December 31, 2001. If payment is made before July 30, 2002, the creditor has further agreed to accept $100,000 for full settlement of the amount.

Note 5 Subsequent Events

Private placements

The Company has agreed to a private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non transferable share purchase warrant with each share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until September 22, 2002 as to 650,000 units and until May 23, 2003 as to 1,350,000 units.

The Company has agreed to a private placement of its securities to raise $400,000 which will consist of the sale of 2,000,000 units at $0.20 per unit. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase one additional common share of the company at a price of $0.25 per share. A portion of this issue may be issued on a flow-through basis. In addition, a finder's fee will be payable in cash on a portion of the private placement. Both the private placement and the finder's fee are subject to TSX Venture Exchange acceptance for filing.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 10, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

LAS PRINCESSAS GOLD PROPERTY NEAR BARRICK'S NEW GOLD DISCOVERY IN NORTH CENTRAL PERU

On April 23, 2002, Barrick Gold Corp. announced a significant gold discovery at the Alto Chicama property in North Central Peru. The Alto Chicama property is immediately adjacent to the Las Princessas property and this significant discovery by Barrick at Alto Chicama is believed to be approximately 5 km east of Las Princessas. Barrick announced 3.5 million ounces of gold contained in inferred resources totalling 61 million tonnes grading 0.057 oz per ton (1.95 g/t) and based on widely spaced drilling.

Las Princessas was held under option from Peruvian owners by Ballad and explored extensively in 1997-98. Exploration included a total of 1077 m of percussion drilling in 8 shallow holes in 1998. Ballad's work outlined an outcropping high sulphidation-alteration system with anomalous values of gold, silver, copper, lead and zinc. Drilling intercepted intervals with anomalous gold values over 0.2 g/t in all eight holes. The results included hole RC-98-04: 0.33 g/t over 52.5 m from 48m to 100.3 m, the end of the hole.

Subsequently in 1999 the property data from Ballad's exploration at Las Princessas were submitted for possible participation to numerous junior and senior exploration and mining companies, including Barrick Gold Corporation. Ballad allowed its option to lapse and continued seeking joint venture partners.

Ballad Ventures Ltd. is now reviewing the possibility of reacquiring an interest in the Las Princessas gold prospect.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 17, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEGOTIATIONS ON LAS PRINCESSAS GOLD PROPERTY NEAR ALTO CHICAMA BEGIN

Ballad Ventures Ltd. is pleased to announce that it has begun negotiations to reacquire an interest in the Las Princessas gold prospect in North Central Peru.

On April 23, 2002, Barrick Gold Corp. announced a significant gold discovery at the Alto Chicama property. The Alto Chicama property is immediately adjacent to the Las Princessas property and this significant discovery by Barrick at Alto Chicama is believed to be located approximately 5 km east of Las Princessas. Barrick announced 3.5 million ounces of gold contained in inferred resources totalling 61 million tonnes grading 0.057 oz per ton (1.95 g/t) and based on widely spaced drilling.

Las Princessas was held under option from Peruvian owners by Ballad and explored extensively in 1997-98. Exploration included a total of 1077 m of percussion drilling in 8 shallow holes in 1998. Ballad's work outlined an outcropping high sulphidation-alteration system with anomalous values of gold, silver, copper, lead and zinc. Drilling intercepted intervals with anomalous gold values over 0.2 g/t in all eight holes. The results included hole RC-98-04: 0.33 g/t over 52.5 m from 48m to 100.3 m, the end of the hole.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

02 AUG 15

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 28, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT CLOSED

Further to its news release of February 5, 2002, Ballad Ventures Ltd. (the "Company") announces the completion of its private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 per share. The units are subject to a hold period and may not be traded until September 22, 2002 as to 650,000 units and until May 23, 2003 as to 1,350,000 units.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

May 31, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Ventures Ltd. is pleased to announce that its audited interim financial statements for the year ended December 31, 2001 have been filed. For the fiscal year ended December 31, 2001, Ballad incurred a net loss of $315,836 ($0.05 per share), as compared to a loss of $1,164,823 ($0.18 per share) for the comparative period in 2001.

Ballad Ventures Ltd. also announces that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. For the quarter ended March 31, 2002, Ballad incurred a net loss of $68,100 ($0.01 per share), as compared to a loss of $107,735 ($0.01 per share) for the comparative period in 2001.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC Canada V6C 1L6
Telephone: 604.682.7159 Fax: 604.669.5886
Toll Free: 1.888.880.2288
Email: admin@balladnet.com

June 3, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

PRIVATE PLACEMENT

Ballad Ventures Ltd. (the "Company") announces that it has agreed to a private placement of its securities to raise up to $400,000 which will consist of the sale of up to 2,666,666 units at $0.15 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.20 per share.

The proceeds of the private placement will be used for general corporate purposes and in connection with the possible acquisitions of interests in resource properties including the Las Princesas gold/silver prospect in Northern Peru.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

BALLAD VENTURES LTD.

Per: ____________________
Anthony J. Beruschi, President

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

June 11, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

STOCK OPTIONS

Ballad Ventures Ltd. (the "Company") announces that it has granted Incentive Stock Options on 200,000 shares of the Company's capital stock, exercisable up to two (2) years at a price of $0.23 per share which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BALLAD VENTURES LTD.

Per: ____________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

July 17, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

TECK COMINCO TO DRILL ROBERTO SILVER-ZINC-LEAD-COPPER PROSPECT IN PERU

Ballad Ventures Ltd. ("Ballad") is pleased to report that Teck Cominco's Peruvian subsidiary has advised that it plans to start drilling in August on the Roberto silver-zinc-lead-copper prospect near Huancavelica in Central Peru. The drilling will test geophysical targets in the area of the Ponciano showing. The best channel sample values reported from the Ponciano showing by Teck Cominco were: 9.5% zinc, 141 g/t silver, and 7.9% lead over 3 m. At Ponciano anomalous lead in soils (over 130 ppm) constitutes a 1.2km by 0.2 km trend. Electromagnetic surveys over the Ponciano area delineated two conductors (over 300 and 400 meters long) parallel to the anomalous metals in soils. The conductors occur in an area of overburden and could be caused by massive sulphide mineralization.

The Roberto property is in the heart of an area of traditional mining for silver. One km south of the property is the Martha Mine, a former producer (at a rate of 150 tonnes/day) of silver, zinc and lead from 1950 to 1980. Resources at Mina Martha, as tabled in the Atlas Mineria en Peru by Ministerio de Energia y Minas, total: 546,000 tonnes @ 8% Pb, 6% Zn, 10 oz/t Ag. The Martha mine was recently acquired by Minsur, a Peruvian tin mining company. The Roberto property is fringed to the north by a large concession belonging to Penoles, a Mexican Mining Company and the largest silver producer in the world.

The Roberto claim covers 1000 ha and is very well situated. It is reachable by road from Huancavelica, a distance of 30 km. The national Peruvian electric power grid is within 20 km of the property and the Lima-Huancavelica railroad passes 14 km east of the property.

Ballad owns a 100% interest in the Roberto property and granted Teck Cominco's Peruvian Subsidiary an option to acquire 65% in early 2001. Teck Cominco can earn their interest by cash payments totalling US $240,000 and incurring exploration expenditures of US $650,000

staged over 5 years. Teck Cominco completed the first year's work in 2001 and the drilling will be part of the work commitment called for in the second year of the option agreement.

Ballad has a large database on premium gold and silver properties in Peru and has extensive contacts within the Peruvian Mining Industry. Ballad is currently reviewing several gold and gold-silver prospects of interest for acquisitions in Peru.

BALLAD VENTURES LTD.

Per: ______________________
Andre M. Pauwels, P. Geo.
Vice President Exploration

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD VENTURES LTD.

501 - 905 West Pender Street
Vancouver, BC Canada V6C 1L6
Telephone: 604.682.7159 Fax: 604.669.5886
Toll Free: 1.888.880.2288
E-mail: admin@balladnet.com

July 30, 2002

Trading Symbol: BAL
12g3-2(b): 82-4000
Standard & Poor's Listed

NEWS RELEASE

Ballad Ventures Ltd. announces that it is not proceeding with its private placement announced on June 3, 2002 to raise up to $400,000 through the sale of up to 2,666,666 units at $0.15 per unit.

BALLAD VENTURES LTD.

Per: ______________________
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Ballad Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive Stock Options - 792,066 common shares exercisable at a price of $0.10 per share on or before May 8, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Virgin Ventures Ltd. (Anthony Beruschi) Vancouver, BC	280,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Raymond Roland Vancouver, BC	280,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)

Brian Harris Richmond, BC	40,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
André M. Pauwels Richmond, BC	20,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
James Boyce North Vancouver, BC	40,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Renee Brickner Vancouver, BC	10,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
John Brydle Coquitlam, BC	10,000 options	May 17, 2002	$0.10	BCI 45-507	4 months (TSX Venture Exchange)
Leeta Drinovz Vancouver, BC	10,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner) Abbotsford, BC	92,066 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Neal Yeung Coquitlam, BC	10,000 options	May 17, 2002	$0.10	74(2)(9) of the Act	4 months (TSX Venture Exchange)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $79,206.60 (if exercised).

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 23rd day of May, 2002.

BALLAD VENTURES LTD.
Name of issuer *(please print)*

Signature of authorized signatory

Raymond Roland, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-4010

BC FORM 45-902F (Formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Ballad Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,000,000 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before May 22, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
541974 B.C. Ltd. (David Beruschi) Revelstoke, BC	500,000 units	May 22, 2002	$0.10	2(c) of BCI 45-519	12 months

Karen Addie Vancouver, BC	100,000 units	May 22, 2002	$0.10	2(c) of BCI 45-519	12 months
Cross Gold Corp. (Renee Brickner) Vancouver, BC	100,000 units	May 22, 2002	$0.10	74(2)(9)	4 months (TSX Venture Exchange)
GP Technologies Inc. (James Boyce) North Vancouver, BC	250,000 units	May 22, 2002	$0.10	2(c) of BCI 45	12 months
Rogano Enterprises Ltd. (Carlo Rogano) Revelstoke, BC	500,000 units	May 22, 2002	$0.10	2(c) of BCI 45	12 months
Raymond Roland Vancouver, BC	550,000 units	May 22, 2002	$0.10	74(2)(9)	4 months (TSX Venture Exchange)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $200,000.00.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 27th day of May, 2002.

BALLAD VENTURES LTD.
Name of issuer *(please print)*

Signature of authorized signatory

Raymond Roland, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

82-4000

BC FORM 45-902F (Formerly Form 20)

Securities Act

02 JUL 15 AM 10:12

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Ballad Ventures Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, BC V6C 1L6
   Address
   (604) 682-7159
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive Stock Options - 200,000 common shares exercisable at a price of $0.23 per share on or before June 11, 2004.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name of Purchaser and Municipality and Jurisdiction of Residence	Number of Securities Purchased	Date of Distribution	Price Per Security/ Total Purchase Price (Canadian $)	Exemption Relied On	Length of any Restricted or Seasoning Period
Anthony Beruschi Revelstoke, BC	75,000 options	June 20, 2002	$0.23	74(2)(9) of the Act	4 months (TSX Venture Exchange)

Raymond Roland Vancouver, BC	75,000 options	June 20, 2002	$0.23	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Edward McCrossan Vancouver, BC	10,000 options	June 20, 2002	$0.23	74(2)(9) of the Act	4 months (TSX Venture Exchange)
Margo Peters Vancouver, BC	10,000 options	June 20, 2002	$0.23	74(2)(9) of the Act	4 months (TSX Venture Exchange)
John Scholtz North Vancouver, BC	10,000 options	June 20, 2002	$0.23	74(2)(9) of the Act	4 months (TSX Venture Exchange)
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner) Abbotsford, BC	20,000 options	June 20, 2002	$0.23	74(2)(9) of the Act	4 months (TSX Venture Exchange)

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

   See attached schedule.

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   $46,000.00 (if exercised).

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of Person Being Compensated	Compensation Paid (number and type of security and/or cash amount (Canadian $)	Price Per Share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia, this 27th day of June, 2002.

BALLAD VENTURES LTD.
Name of issuer *(please print)*

Signature of authorized signatory

Raymond Roland, Director
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:
File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the *Securities Act*. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the *Securities Act*. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

May 10, 2002

Item 3. Press Release

Press Release dated May 10, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it is reviewing the possibility of reacquiring an interest in the Las Princessas gold prospect.

Item 5. Full Description of Material Change

On April 23, 2002, Barrick Gold Corp. announced a significant gold discovery at the Alto Chicama property in North Central Peru. The Alto Chicama property is immediately adjacent to the Las Princessas property and this significant discovery by Barrick at Alto Chicama is believed to be approximately 5 km east of Las Princessas. Barrick announced 3.5 million ounces of gold contained in inferred resources totalling 61 million tonnes grading 0.057 oz per ton (1.95 g/t) and based on widely spaced drilling.

Las Princessas was held under option from Peruvian owners by the Issuer and explored extensively in 1997-98. Exploration included a total of 1077 m of percussion drilling in 8 shallow holes in 1998. The Issuer's work outlined an outcropping high sulphidation-alteration system with anomalous values of gold, silver, copper, lead and zinc. Drilling intercepted intervals with anomalous gold values over 0.2 g/t in all eight holes. The results included hole RC-98-04: 0.33

g/t over 52.5 m from 48m to 100.3 m, the end of the hole.

Subsequently in 1999 the property data from the Issuer's exploration at Las Princessas were submitted for possible participation to numerous junior and senior exploration and mining companies, including Barrick Gold Corporation. The Issuer allowed its option to lapse and continued seeking joint venture partners.

The Issuer is now reviewing the possibility of reacquiring an interest in the Las Princessas gold prospect.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of May, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 17, 2002

Item 3. **Press Release**

Press Release dated May 17, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has begun negotiations to reacquire an interest in the Las Princessas gold prospect in North Central Peru.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has begun negotiations to reacquire an interest in the Las Princessas gold prospect in North Central Peru.

On April 23, 2002, Barrick Gold Corp. announced a significant gold discovery at the Alto Chicama property. The Alto Chicama property is immediately adjacent to the Las Princessas property and this significant discovery by Barrick at Alto Chicama is believed to be located approximately 5 km east of Las Princessas. Barrick announced 3.5 million ounces of gold contained in inferred resources totalling 61 million tonnes grading 0.057 oz per ton (1.95 g/t) and based on widely spaced drilling.

Las Princessas was held under option from Peruvian owners by the Issuer and explored extensively in 1997-98. Exploration included a total of 1077 m of percussion drilling in 8 shallow holes in 1998. The Issuer's work outlined an

outcropping high sulphidation-alteration system with anomalous values of gold, silver, copper, lead and zinc. Drilling intercepted intervals with anomalous gold values over 0.2 g/t in all eight holes. The results included hole RC-98-04: 0.33 g/t over 52.5 m from 48m to 100.3 m, the end of the hole.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 21st day of May, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 28, 2002

Item 3. **Press Release**

Press Release dated May 28, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces closing of a private placement of its securities.

Item 5. **Full Description of Material Change**

Further to its news release of February 5, 2002, the Issuer announces the completion of its private placement of 2,000,000 units at $0.10 per unit. Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.10 per share. The units are subject to a hold period and may not be traded until September 22, 2002 as to 650,000 units and until May 23, 2003 as to 1,350,000 units.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of June, 2002.

Raymond Roland, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 31, 2002

Item 3. **Press Release**

Press Release dated May 31, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces filing of its audited financial statements for the year ended December 31, 2001 and of its unaudited interim financial statements for the three-month period ended March 31, 2002 as well as first quarter financial results.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its audited financial statements for the year ended December 31, 2001 have been filed. For the fiscal year ended December 31, 2001, the Issuer incurred a net loss of $315,836 ($0.05 per share), as compared to a loss of $1,164,823 ($0.18 per share) for the comparative period in 2001.

The Issuer also announces that its unaudited interim financial statements for the three-month period ended March 31, 2002 have been filed. For the quarter ended March 31, 2002, the Issuer incurred a net loss of $68,100 ($0.01 per share), as compared to a loss of $107,735 ($0.01 per share) for the comparative period in 2001.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of June, 2002.

Raymond Roland, Director

82- 4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 3, 2002

Item 3. **Press Release**

Press Release dated June 3, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces a private placement of its securities.

Item 5. **Full Description of Material Change**

The Issuer announces that it has agreed to a private placement of its securities to raise up to $400,000 which will consist of the sale of up to 2,666,666 units at $0.15 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.20 per share.

The proceeds of the private placement will be used for general corporate purposes and in connection with the possible acquisitions of interests in resource properties including the Las Princesas gold/silver prospect in Northern Peru.

A finder's fee may be payable in cash on a portion of the private placement. Both the finder's fee and the private placement are subject to TSX Venture Exchange acceptance for filing.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of June, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 11, 2002

Item 3. **Press Release**

Press Release dated June 11, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the grant of incentive stock options.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 200,000 shares of the Issuer's capital stock, exercisable up to two (2) years at a price of $0.23 per share which price is not lower than the last closing price of the Issuer's shares prior to this announcement less the applicable discount. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. Reporting Issuer

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

July 17, 2002

Item 3. Press Release

Press Release dated July 17, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer gives an update on its Roberto property in Central Peru.

Item 5. Full Description of Material Change

The Issuer is pleased to report that Teck Cominco's Peruvian subsidiary has advised that it plans to start drilling in August on the Roberto silver-zinc-lead-copper prospect near Huancavelica in Central Peru. The drilling will test geophysical targets in the area of the Ponciano showing. The best channel sample values reported from the Ponciano showing by Teck Cominco were: 9.5% zinc, 141 g/t silver, and 7.9% lead over 3 m. At Ponciano anomalous lead in soils (over 130 ppm) constitutes a 1.2km by 0.2 km trend. Electromagnetic surveys over the Ponciano area delineated two conductors (over 300 and 400 meters long) parallel to the anomalous metals in soils. The conductors occur in an area of overburden and could be caused by massive sulphide mineralization.

The Roberto property is in the heart of an area of traditional mining for silver. One km south of the property is the Martha Mine, a former producer (at a rate of 150 tonnes/day) of silver, zinc and lead from 1950 to 1980. Resources at Mina Martha, as tabled in the Atlas Mineria en Peru by Ministerio de Energia y

Minas, total: 546,000 tonnes @ 8% Pb, 6% Zn, 10 oz/t Ag. The Martha mine was recently acquired by Minsur, a Peruvian tin mining company. The Roberto property is fringed to the north by a large concession belonging to Penoles, a Mexican Mining Company and the largest silver producer in the world.

The Roberto claim covers 1000 ha and is very well situated. It is reachable by road from Huancavelica, a distance of 30 km. The national Peruvian electric power grid is within 20 km of the property and the Lima-Huancavelica railroad passes 14 km east of the property.

The Issuer owns a 100% interest in the Roberto property and granted Teck Cominco's Peruvian Subsidiary an option to acquire 65% in early 2001. Teck Cominco can earn their interest by cash payments totalling US $240,000 and incurring exploration expenditures of US $650,000 staged over 5 years. Teck Cominco completed the first year's work in 2001 and the drilling will be part of the work commitment called for in the second year of the option agreement.

The Issuer has a large database on premium gold and silver properties in Peru and has extensive contacts within the Peruvian Mining Industry. The Issuer is currently reviewing several gold and gold-silver prospects of interest for acquisitions in Peru.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 29th day of July, 2002.

Raymond Roland, Director

82-4000

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Ventures Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 30, 2002

Item 3. **Press Release**

Press Release dated July 30, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is not proceeding with its private placement announced June 3, 2002.

Item 5. **Full Description of Material Change**

The Issuer announces that it is not proceeding with its private placement announced on June 3, 2002 to raise up to $400,000 through the sale of up to 2,666,666 units at $0.15 per unit.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, the 30th day of July, 2002.

Raymond Roland, Director

82-4000



May 17, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Gwen Wegner

Dear Sir\Madame:

Re: Ballad Ventures Ltd. (the "Company") - Submission #74610

We acknowledge receipt of your letter dated May 14, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Virgin Ventures Ltd. (Anthony Beruschi)	280,000
Raymond Roland	280,000
Brian Harris	40,000
André M. Pauwels	20,000
James Boyce	40,000
Renee Brickner	10,000
John Brydle	10,000
Leeta Drinovz	10,000
T. A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner)	92,066
Neal Young	10,000

The options are exercisable up to May 8, 2004 at a price of $0.10 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL. (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\913300\1

82-4000



May 17, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: BALLAD VENTURES LTD. ("BAL")
Private Placement-Non-Brokered – Submission #73016

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 5, 2002:

Number of Shares: 2,000,000 Units

Purchase Price: $0.10 per Unit

Warrants: 2,000,000 non-transferable share purchase warrants to purchase 2,000,000 shares

Warrant Exercise Price: $0.10 for a two year period

Number of Placees: 6 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]	# of Shares
Raymond Roland	Y	550,000
Rogano Enterprises Ltd. (Carlo Rogano)	Y	500,000

The Company must issue a news release if the private placement does not close promptly.

CANADIAN VENTURE EXCHANGE
650 WEST GEORGIA STREET, SUITE 2700, P.O. BOX 11633, VANCOUVER, BC CANADA V6B 4N9
TEL (604) 689-3334 FAX (604) 688-6051 WWW.CDNX.COM

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: mhaer@cdnx.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\913196\1



June 20, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sir\Madame:

Re: Ballad Ventures Ltd. (the "Company") - Submission #75513

We acknowledge receipt of your letter dated June 12, 2002 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name	No. of Shares
Anthony J. Beruschi	75,000
Raymond Roland	75,000
Edward McCrossan	10,000
Margo Peters	10,000
John Scholtz	10,000
T.A. Tour Advertising and Golf Productions Ltd. (Gwen Wegner)	20,000

The options are exercisable up to June 11, 2004 at a price of $0.23 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any of the options are exercised in order that our records may be properly maintained.

We remind the company pursuant to Corporate Finance Policy 4.4, section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted".

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, sections 2.9 and 2.10 have been met, with respect to shareholder approval.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: malki.haer@tsxventure.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\941677\1

82-4000

TSX Venture Exchange

July 12, 2002

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: BALLAD VENTURES LTD. ("BAL")
Private Placement-Non-Brokered – Submission #74914

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced May 7, 2002:

Number of Shares:	1,950,000 Units
Purchase Price:	$0.20 per Unit
Warrants:	1,950,000 non-transferable share purchase warrants to purchase 1,950,000 shares
Warrant Exercise Price:	$0.25 for a two year period
Number of Placees:	8 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Andre Pauwels	Y	300,000
Raymond Roland	Y	350,000

The Company must issue a news release if the private placement does not close promptly

Suite 2700, P.O. Box 11633, 650 West Georgia Street, Vancouver, BC Canada V6B 4N9
TEL (604) 688-3334 FAX (604) 688-6041 www.tsx.ca

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: malki.haer@tsxventure.com.

Yours truly,

Malki Haer
Analyst
Corporate Finance

MH\nl

cc: Ballad Ventures Ltd.

File: ::ODMA\PCDOCS\DOCP\957906\1